UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

AFFINITY GAMING

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Martin J. Auerbach, Esq.

c/o Z Capital Partners, L.L.C.

1330 Avenue of the Americas

Suite 1100

New York, NY 10019

(212) 595-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,222,942.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,222,942.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,222,942.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.5%

14	Type of Reporting Person (See Instructions) IA, OO (Delaware limited liability company)

SCHEDULE 13D

1	Name of Reporting Persons ZENNI HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,222,942.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,222,942.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,222,942.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.5%

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,628,671.23

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,628,671.23

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,628,671.23

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,594,271.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,594,271.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,594,271.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,594,271.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,594,271.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,594,271.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.8%

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

SCHEDULE 13D

1	Name of Reporting Persons JAMES J. ZENNI, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,222,942.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,222,942.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,222,942.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.5%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.                                                         Security and Issuer

This Amendment No. 21 to Schedule 13D (“Amendment No. 21”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”) by each of the following (each a “Reporting Person” and together, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”); Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations Fund GP, L.P. (“Special GP”); Z Capital Special Situations Fund UGP, L.L.C. (“Special UGP”); and James J. Zenni, Jr. (“Mr. Zenni”).

Item 4.                                                         Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On June 29, 2015, Z Capital delivered a letter (the “June 29 Letter”) to the Special Committee of the Board of Directors (the “Special Committee”) of the Issuer in which, among other things, Z Capital submitted a proposal to acquire all of the outstanding common shares of the Issuer that are not already owned by Z Capital and its affiliates for $11.50 per share in cash.  The proposal in the June 29 Letter expires at 5:00 PM Pacific time on July 7, 2015.

Z Capital’s proposal in the June 29 Letter is subject to the satisfactory completion of confirmatory due diligence and the negotiation and execution of definitive documentation containing customary terms and conditions.  Moreover, Z Capital’s proposed acquisition of the Issuer would be subject to the receipt of all required stockholder and regulatory approvals and the satisfaction or waiver of the conditions set forth in definitive transaction agreements.

The description and summary of the June 29 Letter in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the June 29 Letter, which is included as Exhibit 99.19 to this Schedule 13D and is incorporated herein by reference.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

The response to Item 4 of this Amendment No. 21 is incorporated herein by reference..

Item 7.                                                         Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit 99.19:                   Letter from Z Capital Partners, L.L.C. to the Special Committee of the Board of Directors of Affinity Gaming, dated June 29, 2015

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Z CAPITAL PARTNERS, L.L.C.

	By:	/s/ James J. Zenni, Jr.
	Name:	James J. Zenni, Jr.
	Title:	President

ZENNI HOLDINGS LLC

	By:	/s/ James J. Zenni, Jr.
	Name:	James J. Zenni, Jr.
	Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
	By:	Z Capital Partners, L.L.C., General Partner

	By:	/s/ James J. Zenni, Jr.
	Name:	James J. Zenni, Jr.
	Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.
	By:	Z Capital Special Situations UGP, L.L.C., General Partner
	By:	Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni, Jr.
	Name:	James J. Zenni, Jr.
	Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.
	By:	Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni, Jr.
	Name:	James J. Zenni, Jr.
	Title:	President

JAMES J. ZENNI, JR.

/s/ James J. Zenni, Jr.

June 29, 2015

ATTENTION:
Intentional misstatements or omissions of act constitute Federal Violations (See 18 U.S.C. 1001).